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December 18, 2012

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Global Eagle Acquisition Corp. Preliminary Merger Proxy Statement on Schedule 14A Filed November 14, 2012 File No. 001-35176

Dear Mr. Spirgel:

On behalf of Global Eagle Acquisition Corp. (the “Company” or “GEAC”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 11, 2012, relating to the Company’s Preliminary Merger Proxy Statement on Schedule 14A (File No. 001-35176) filed with the Commission on November 14, 2012.

The Company is concurrently filing via EDGAR an amended Preliminary Merger Proxy Statement on Schedule 14A (“Amended Proxy”), amended to reflect the Company’s responses to the comments received by the Staff. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to the Amended Proxy.

General

1.	We note your disclosure in the penultimate paragraph of your letter that failure to submit a proxy “will have the same effect as a vote against the proposal to approve the Certificate Proposal.” Please revise this paragraph to specify the effects a failure to submit a proxy would have on all proposals identified in your preliminary proxy.

Response: In response to the Staff’s comment, the Company has revised the paragraph to specify the effect a failure to submit a proxy would have on all proposals identified in the Amended Proxy.

Assistant Director Larry Spirgel

December 18, 2012

2.	In your response letter, please provide your analysis of why your proposed issuance of common stock pursuant to the contemplated transactions does not require registration under the Securities Act of 1933.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it determined, based in part on representations and warranties from the proposed recipients of stock to be issued, that the proposed issuances of common stock of the Company under the Row 44 Merger Agreement and the AIA Stock Purchase Agreement do not involve a “public offering” within the meaning of Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and therefore are exempt from registration under the Securities Act pursuant to said Section 4(2) and/or Regulation D promulgated thereunder.

3.	Please update your financial statements and pro forma information for the interim period September 30, 2012. See Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated the financial statements and pro forma information for the interim period September 30, 2012.

Summary Term Sheet, page 1

4.	In the fifth bullet point, please specify the aggregate number, exercise price, term and redemption rights of Row 44 warrants you will assume in the merger.

Response: In response to the Staff’s comment, the Company has revised the bullet point on page 5 of the Amended Proxy to provide a cross-reference to page 22 of the Amended Proxy which specifies the aggregate number, exercise price, term and redemption rights of the Row 44 warrants that will be assumed in the merger.

5.	We note that in May 2011 you sold 18,992,500 units in your initial public offering. Each unit consists of one share of your common stock and one warrant. According to your disclosure on page 15 below, your units will separate into their components prior to closing. Please revise your disclosure in the summary term sheet to address your outstanding warrants, including the founder warrants, including their exercise price, term and redemption rights.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Summary Term Sheet section of the Amended Proxy to address the Company’s outstanding warrants, including the founder warrants, their exercise price, term and redemption rights.

Assistant Director Larry Spirgel

December 18, 2012

6.	Please disclose that Row 44 may repurchase up to $13.1 million shares of Row 44 capital stock prior to the merger.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 2 of the Amended Proxy that Row 44 may repurchase up to $13.1 million shares of Row 44 capital stock prior to the merger.

7.	We note your disclosure that Row 44 will pay PAR $11.9 million at closing to partially fund PAR’s obligations pursuant to its Backstop Agreement. Please discuss how this payment may reduce the consideration payable by you to Row 44, including any potential impact on the net working capital adjustment in the transaction.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 2 of the Amended Proxy that the payment to PAR under the Backstop Fee Agreement will reduce the consideration payable by the Company to Row 44 equity holders. The Company respectfully advises the Staff that this payment will have no effect on the net working capital adjustment.

8.	Please revise to address the terms of the performance warrant that will be paid at closing.

Response: In response to the Staff’s comment, the Company has revised the bullet point on page 2 to provide a cross-reference to page 22 of the Amended Proxy which describes the terms of the performance warrant that will be assumed at closing.

9.	Please disclose that your board of directors determined the fair market value of Row 44 and AIA without seeking a third-party valuation.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 3 of the Amended Proxy that the Company’s board of directors determined the fair market value of Row 44 and AIA without seeking a third-party valuation.

Assistant Director Larry Spirgel

December 18, 2012

10.	Please clarify that the individuals listed under Proposal No. 3 – Election of Directors to the Board of Directors are director nominees.

Response: In response to the Staff’s comment, the Company has clarified on page 4 of the Amended Proxy that the individuals listed under Proposal No. 3 – Election of Directors to the Board of Directors are director nominees.

11.	Please disclose the termination payments discussed on page 123 in this summary.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 4 of the Amended Proxy of the termination payments.

12.	Please add a bullet after your seventh bulleted summary term sheet item, regarding public shareholders exercise of their right to redeem shares of your common stock in connection with the business combination, prominently addressing the potential purchases of public shares as disclosed on pages 94-95. Further, add this information to your 12th Q&A on page 9, or in a new Q&A immediately following the 12th Q&A stating that the approval of the business combination proposal and the incentive plan proposal requires the affirmative vote of holders of a majority of your outstanding common stock that are voted at the annual meeting. Points of disclosure by way of example, include:

•	We note that in connection with the stockholder vote to approve the proposed business combination, you may privately negotiate transactions to purchase shares after the closing of the business combination from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the trust account.

•	Include discussion of the fact that your sponsor, your directors, officers, or advisors or their respective affiliates may also purchase shares in privately negotiated transactions.

•	You should make clear that such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

•	Explain that in the event that you, the Sponsor, your directors, officers or advisors or our or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares.

Assistant Director Larry Spirgel

December 18, 2012

•	Any such privately negotiated purchases may be affected at purchase prices that are in excess of the per-share pro rata portion of the trust account.

•	In the event that you are the buyer in such privately negotiated purchases, you could elect to use trust account proceeds to pay the purchase price in such transactions after the closing of the Business Combination.

•	The purpose of such purchases would be to increase the likelihood of obtaining stockholder approval of the Business Combination or, where the purchases are made by the Sponsor, your directors, officers or advisors or their respective affiliates, to satisfy a closing condition in an agreement related to the Business Combination. Currently, it is a closing condition under the Row 44 Merger Agreement that holders of not more than 15,036,667 public shares exercise their right to redeem their shares pursuant to our amended and restated certificate of incorporation.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 3 of the Amended Proxy addressing the points of disclosure described above.

Questions and Answers…, page 6

13.	Please disclose when the term “Sponsor” is first used that Messrs. Sloan, Sagansky and Graf are members of your Sponsor, Global Eagle Acquisition LLC.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 9 of the Amended Proxy that Messrs. Sloan, Sagansky and Graf are members of the Company’s Sponsor, Global Eagle Acquisition LLC.

Q: Why am I receiving this proxy statement, page 6

14.	Please clarify whether there are a maximum or minimum number of shares of common stock issuable to the Row 44 shareholders pursuant to the merger agreement.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 8 of the Amended Proxy clarifying that there is no maximum or minimum number of shares of common stock issuable to the Row 44 equity holders pursuant to the Row 44 Merger Agreement.

Assistant Director Larry Spirgel

December 18, 2012

Q: Are the proposals conditioned on one another, page 7

15.	Please specify the consequences if one proposal is not approved.

Response: In response to the Staff’s comment, the Company has specified on page 9 of the Amended Proxy the consequences if one proposal is not approved.

Q: Why is GEAC proposing the Business Combination Proposal, page 7

16.	Please clarify that in addition to your outstanding common stock you also have warrants outstanding.

Response: In response to the Staff’s comment, the Company has provided disclosure on pages 9 and 10 of the Amended Proxy clarifying that in addition to the Company’s outstanding common stock it has warrants outstanding, and has provided details of such warrants.

Q: How will GEAC’s directors and officers vote, page 10

17.	We note your disclosure that your founders have not purchased any shares during or after your initial public offering. We also note your disclosure, on Page 94, that you may privately negotiate transactions to purchase shares after the business combination. Please discuss whether you or any affiliate have entered into negotiations to purchase shares after the business combination.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 13 of the Amended Proxy to clarify that neither the Company nor any of its affiliates have entered into negotiations to purchase shares of common stock of the Company after the Business Combination.

Summary of the Proxy Statement, page 15

18.	Throughout this summary and the balance of the proxy, please quantify the consideration that will be paid to the Row 44 and AIA shareholders as part of the business combination.

Response: In response to the Staff’s comment, the Company has provided disclosure on pages 22, 43 and 119 of the Amended Proxy quantifying the consideration that will be paid to the Row 44 and AIA equity holders as part of the Business Combination.

Assistant Director Larry Spirgel

December 18, 2012

Row 44, page 15

19.	We note that, for the period ended December 31, 2011, Row 44’s auditors issued a “going concern” opinion. In addition, we note your disclosure page 171 that Row 44 has experienced operating losses for the years ended December 31, 2010 and 2011 and that its management expects that losses from operations will continue for the near future. Please revise your summary of Row 44’s operations to disclose that its auditor issued a going concern opinion and that its management expects that its operations will generate losses for the near term.

Response: In response to the Staff’s comment, the Company has revised the summary of Row 44’s operations on page 18 of the Amended Proxy to disclose that its auditor issued a going concern opinion and that its management expects that its operations will generate losses for the near term.

The Proposed Business Combination, page 16

20.	We note that following the business combination you will be required to commence a mandatory takeover offer for the remaining 14% of the issued and outstanding shares of AIA under the German Securities and Acquisition Act. Please briefly describe the requirements of this mandatory takeover offering and quantify, if possible, the estimated costs of purchasing these remaining shares.

Response: In response to the Staff’s comment, the Company has provided disclosure on pages 19 and 88 of the Amended Proxy describing the requirements of the mandatory takeover offer and quantifying the estimated costs of purchasing the remaining shares of AIA.

Organizational Structure, page 17

21.	Please add disclosure of the percentage holdings after the business combination with alternate scenario assumptions, including, your disclosure on page 2 that in the event that GEAC stockholders exercise their redemption rights, the percentage of your capital stock owned by holders other than your public stockholders following the closing will increase, and PAR and Putnam will purchase shares pursuant to the Backstop Agreements. You should include your example, that if the maximum number of GEAC shares is redeemed (15,036,667 shares), then current GEAC stockholders (other than the founders) will own 7%, the founders will own 8%, former Row 44 equity holders (other than PAR and AIA) will own 19%, AIA will own 6%, Putnam will own 5%, and PAR will own 55% of the issued and outstanding shares of capital stock the Company after the closing.

Response: In response to the Staff’s comment, the Company has revised the organizational chart on pages 20 and 21 of the Amended Proxy to provide disclosure of the percentage ownership of the various parties in the event that GEAC stockholders exercise their redemption rights with respect to the maximum number of shares.

Assistant Director Larry Spirgel

December 18, 2012

Company Shares to be Issued at Closing of the Row 44 Merger, page 18

22.	We note that the share price payable to Row 44 at closing will be adjusted to account for the “Black-Scholes value of certain warrants of Row 44 being assumed by Company at Closing.” Please describe the material terms of these warrants, including term, exercise price and redemption rights.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 22 of the Amended Proxy describing the material terms of these warrants, including term, exercise price and redemption rights.

23.	Please describe the material terms of the Row 44 penny warrants.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 22 of the Amended Proxy of the material terms of the Row 44 penny warrants.

Total GEAC Shares to be Issued in the Business Combination, page 19

24.	We note your disclosure of the number of shares held by the various shareholder groups after the business combination transaction if the minimum or maximum number of shares is redeemed. Please also disclose the percentage of shares that will be held by the various shareholder groups if less than the maximum number of shares are redeemed, but PAR and Putnam choose to exercise their purchase options.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 24 of the Amended Proxy regarding the percentage of shares that will be held by the various shareholder groups if less than the maximum number of shares are redeemed, and PAR and Putnam choose to exercise their purchase options.

Assistant Director Larry Spirgel

December 18, 2012

Reasons for the Business Combination, page 21

25.	Please identify the markets where AIA and Row 44 operate.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 25 of the Amended Proxy regarding the markets where AIA and Row 44 operate.

Risk Factors, page 52

26.	Include a risk factor addressing the risk that you will have less cash for operations and working capital following the business combination if you purchase a significant amount of shares from stockholders who indicate an intention to vote against the business combination.

Response: In response to the Staff’s comment, the Company has included a risk factor on page 71 of the Amended Proxy addressing the risk that the Company will have less cash for operations and working capital following the business combination if the Company purchases a significant amount of shares from stockholders who indicate an intention to vote against the business combination.

27.	Include a risk factor addressing Row 44’s auditor’s going concern opinion.

Response: In response to the Staff’s comment, the Company has included a risk factor on page 56 of the Amended Proxy addressing Row 44’s auditor’s going concern opinion.

Row 44 relies on single service providers…, page 56

28.	Please identify some of the sole providers that Row 44’s operations rely on. Please specify whether you have written contracts with these providers for your key components.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 59 of the Amended Proxy identifying some of the sole providers that Row 44’s operations rely on and whether Row 44 has written contracts with these providers for its key components.

Assistant Director Larry Spirgel

December 18, 2012

Technical advances may harm AIA’s business, page 62

29.	Please revise this risk factor to clearly identify the risks that technical advances pose to AIA’s current operations.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 66 of the Amended Proxy to clearly identify the risks that technical advances pose to AIA’s current operations.

Certain of AIA’s largest contracts for its CSP business are up for renewal in 2013…, page 64

30.	Please define “CSP.”

Response: In response to the Staff’s comment, the Company has provided disclosure on page 68 of the Amended Proxy defining “CSP” as content service providing.

Warrants will become exercisable for our common stock…, page 71

31.	Please specify when these warrants will become exercisable and per share and aggregate exercise price.

Response: In response to the Staff’s comment, the Company has provided disclosure on pages 74 and 75 of the Amended Proxy specifying when the warrants will become exercisable and the per share and aggregate exercise price.

Background of the Business Combination, page 86

32.	Please disclose the general business of the other potential targets discussed in this section.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 89 of the Amended Proxy regarding the general business of the other potential targets discussed in the Background of the Business Combination section of the Amended Proxy.

33.	Please provide more detail on your negotiations with the initial target during the period between June 2011 and January 2012, including the terms and structure of any proposed transaction under consideration during that period.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not negotiate any terms or transaction structure with the initial target, nor was any specific transaction proposed between the parties. The Company has revised disclosure to this effect.

Assistant Director Larry Spirgel

December 18, 2012

34.	Please describe the terms of the PAR takeover offer for the shares of AIA in June 2012.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 91 of the Amended Proxy describing the terms of the PAR takeover offer for the shares of AIA in June 2012.

35.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirement of Item 1015(b) of Regulation M-A. The requirement applies to both preliminary and final reports. Revise to summarize the presentation provided to Citigroup Global Markets.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the presentation to Citigroup Global Markets was made by the Company’s management, and not by an outside party.  The Company respectfully submits that Item 1015 of Regulation M-A requires disclosure if the Company or its affiliate has received any report, opinion or appraisal from an outside party that is materially related to the transaction.  Nevertheless, in response to the Staff’s comment, the Company has expanded the disclosure on page 92 of the Amended Proxy to summarize the presentation provided by its management to Citigroup Global Markets.

36.	Please provide more insight into the reasons for and negotiations behind management’s decision regarding the ultimate amount and form of consideration for the Row 44 merger, including (i) how you determined the valuation in the non-binding term sheet for the acquisition of Row 44; (ii) how the parties determined the structure of the transaction and whether any alternative structures were considered; (iii) how the parties determined the amount of the backstop agreements; and (iv) changes from the term sheet to the final merger agreement, including Row 44’s $13.1 million share redemption and $11.9 million backstop investment.

Response: In response to the Staff’s comment, the Company has provided additional disclosure addressing the points raised in the Staff’s comment, including (i) how the Company determined the valuation in the non-binding term sheet for the acquisition of Row 44 on page 92; (ii) how the parties determined the structure of the transaction and whether any alternative structures were considered on page 94; (iii) how the parties determined the amount of the backstop agreements on page 93; and (iv) changes from the term sheet to the final merger agreement on pages 93 and 94.

Assistant Director Larry Spirgel

December 18, 2012

37.	Please provide more insight into the reasons for and negotiations behind management’s decision regarding the ultimate amount and form of consideration for the Row 44 merger, including (i) valuations in the draft term sheets and (ii) how the parties determined the structure of the transaction and whether any alternative structures were considered.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 93 of the Amended Proxy regarding the ultimate amount and form of consideration for the Row 44 Merger, including (i) valuation in the draft term sheets and (ii) how the parties determined the structure of the transaction and whether any alternative structures were considered.

38.	We note that you held no formal board meetings from June to October. Please disclose the date of the first board meeting in November where your board discussed the potential business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 94 and 95 of the Amended Proxy to disclose the discussions the members of the board had regarding the potential business combination and that the Business Combination was approved by the unanimous written consent of the board of directors on November 7, 2012.

39.	We note that your board members received drafts of the transaction documents over several days following November 2, 2012. Please specify the date each board member initially received copies of the merger agreement and stock purchase agreement respectively.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 95 of the Amended Proxy to specify that each board member was initially provided copies of the Row 44 Merger Agreement and the AIA Stock Purchase Agreement on November 6, 2012 .

Assistant Director Larry Spirgel

December 18, 2012

GEAC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 91

40.	We note your disclosure that your board considered “financial analyses” developed by your management and its representatives in evaluating the business combination. Please describe briefly the financial analyses provided to the board prior to approval of the business combination.

Response: In response to the Staff’s comment, the Company notes that the “financial analyses” developed by GEAC’s management and its representatives were intended to refer to the financial model based on assumptions developed by GEAC’s management for the pro forma consolidated Row 44 and AIA which projected 2014 Advjusted EBITDA of $75 million for a 100% combination of Row 44 and AIA. The Company has removed this reference from the Amended Proxy.

41.	We note your disclosure that your management and board applied a 6x multiple to projected 2014 Adjusted EBITDA to determine the collective transaction valuation of the business combination. Please discuss why the board determined that this was the most appropriate multiple, and valuation metric, and whether it considered any other multiples or valuation metrics to value the business combination.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it did not use the projected 2014 Adjusted EBITDA multiple to determine the collective transaction valuation of the Business Combination. Rather, the valuation for Row 44 represented the price at which Row 44’s largest shareholders were willing to sell and the valuation at which PAR and Putnam were willing to provide backstops, and the valuation for AIA represented the price at which PAR was willing to sell its shares. Such combined valuation implies a 6x multiple to projected 2014 Adjusted EBITDA, which the Company believed was an attractive multiple. The Company has revised the disclosure accordingly on page 97.

42.	We note your disclosure that the board considered “other companies with similar industry and growth characteristics” in evaluating the consideration paid to AIA and Row 44, but “did not rely on any specific set of comparable companies.” Please disclose the comparable companies that the board selected in connection with its valuation of the business combination.

Response: In response to the Staff’s comment, the Company notes that in evaluating the consideration to be paid to equity holders of Row 44 and AIA, its board did not consider any specific companies with similar industry and growth characteristics. Instead, the board relied on management’s experience in the industry and international and public markets transactions and constructing and evaluating financial models and financial projection and conducting valuations or businesses, and believed 6x to be a compelling entry multiple for a high growth company. The Company has revised the disclosure accordingly on page 97.

Anticipated Treatment, page 96

43.	We note that you have determined that Row 44 is the accounting acquirer. Please tell us in more detail how you evaluated the voting interest of each shareholder group held after the transaction and each of the factors in ASC 805 in identifying the accounting acquirer. In your response also address how you considered the following factors in your determination.

Assistant Director Larry Spirgel

December 18, 2012

•	Previous to the merger AIA owned approximately 13% of the ownership of Row 44.

•	Row 44 has significantly less assets, equity, and operations than AIA.

•	Row 44 received a going concern explanatory opinion in the report of the independent registered public accounting firm, which could affect the assessment of its enterprise value.

•	Row 44 was not originally a party to the transaction discussions between AIA and GEAC.

Response: In response to the Staff’s comment, the Company respectfully submits additional detail of its previous evaluation of the accounting acquirer in accordance with ASC 805.

To determine the accounting acquirer, the Company reviewed the Business Combination considering the different elements stipulated in ASC 805. The Company evaluated which entities constituted businesses, the consideration exchanged, the number of entities, the size of the entities involved, as well as the factors present in ASC 805-10-55-11 and ASC 805-10-55-12. The Company also reviewed ASC 805-40 to determine if the Business Combination would be considered a reverse acquisition. The form of the Business Combination included equity-based consideration issued by a blank-check “special purpose acquisition company” to the shareholders of two operating companies. In this form of transaction, the accounting acquirer is not necessarily the legal acquirer. Based on the Company’s analysis of the facts and circumstances of the Business Combination, the Company concluded that Row 44 is the accounting acquirer in a reverse acquisition.

The Company’s conclusion was based on five primary factors:

•	Row 44 had the greatest fair value of the companies;

•	In the most likely redemption scenario, the former shareholders of Row 44 retained the largest post acquisition voting interest;

Assistant Director Larry Spirgel

December 18, 2012

•	The composition of officers of the new company will be primarily comprised of existing Row 44 executives; and

•	The headquarters location of the new company will be in the Los Angeles metropolitan area near where Row 44’s headquarters are presently located.

•	There was a premium paid for AIA.

According to ASC 805-10-55-13, “The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.” Accordingly, the relative size of the entities that are party to the Business Combination is an important data point in reaching a conclusion on which company shall be the accounting acquirer. While the Company considered the other measurements of size per ASC 805-10-55-13, including assets, equity and operations, based on Row 44 and AIA’s respective positions in their business life cycle, the Company determined the most relevant measure of the relative size of each entity is the value of the expected future performance of each company as expressed by their fair values as reflected by transaction consideration. Row 44 is early in its development and is starting from a lower (negative) base of earnings. AIA is in a later stage of the business cycle, providing content and services in a competitive marketplace. Consequently, the historical results of the respective companies are not necessarily indicative of future performance and would not be an effective way to compare AIA and Row 44 in terms of size or value. The Company believes a more relevant measure of the size of the companies is their relative fair market value which includes consideration of the value of their expected future performance.

Row 44 has operated, until very recently, as a start-up company, focusing on securing its initial customers. The Company believes Row 44 has very promising growth prospects due to the explosion of demand for connectivity that allows devices that leverage wi-fi connectivity, such as tablets, laptops, and smart phones to provide content and entertainment aboard airplanes. Based on the proliferation of such devices and the expanding demand for content and entertainment, the market for Row 44 services is anticipated to grow substantially over time.

While AIA also has strong growth prospects, its growth trajectory is not as steep as Row 44’s (from Row 44’s low/negative base), and the Company would expect earnings of a standalone Row 44 to exceed that of AIA over the medium term. As such, AIA is viewed as less valuable than Row 44.

With the considerations discussed above, the Company estimated the fair value of each company and negotiated the Business Combination. Based on these arms length negotiations, the following relative Company fair values were determined as of the acquisition date in both the no redemption and max redemption scenarios as follows (in millions):

Assistant Director Larry Spirgel

December 18, 2012

	Enterprise	Enterprise
	Value No	Value Max
	Redemption	Redemption
Row 44	$250	$250
AIA	171	171
GEAC	222	96
Total	$643	$517

The estimates of fair value took into account the start up nature of Row 44, its historical losses, and the presence of a going concern. The Row 44 going concern was due to lack of funds for operations. Once the Business Combination is consummated, Row 44 will have sufficient funds to continue to operate and within 12 months is expected to be in a positive EBITDA position.

As illustrated in the chart above Row 44 is more valuable than both GEAC and AIA in both the maximum redemption and the no redemption scenarios. This fact is a strong indicator that Row 44 is the accounting acquirer.

The next step the Company took to determine the accounting acquirer was to review the voting interest of the respective shareholders of the companies in the no redemption, midpoint and maximum redemption scenarios. The Company has presented the voting interests for these three scenarios in the tables below:

	Assuming No Redemption
	Voting Shares	Voting %
Row 44	19,603,312	46%
AIA	-	0%
GEAC	23,161,585	54%

Total	42,764,897	100%

Assistant Director Larry Spirgel

December 18, 2012

	Assuming Mid-Point
	Redemption
	Voting Shares	Voting %
Row 44	19,603,312	49%
AIA	-	0%
GEAC	15,643,251	39%
Backstop Participants	4,750,000	12%
Total	39,996,563	100%

	Assuming Maximum
	Redemption
	Voting Shares	Voting %
Row 44	19,603,312	60%
AIA	-	0%
GEAC	8,124,918	25%
Backstop Participants	4,750,000	15%
Total	32,478,230	100%

Notes:

•	Row 44 shareholders voting interest represented above excludes the GEAC shares received by AIA for its 13% ownership interest in Row 44 as such shares will be owned by a majority subsidiary of GEAC and pursuant to ASC 810-10-45-5 eliminated in consolidation
•	Owner of AIA shares receive non-voting shares
•	Mid-point redemption scenario is calculated by assuming 50% of the 15,036,667 shares (maximum number of shares that can be redeemed) or 7,518,334 are redeemed and the full Purchase Options are exercised.
•	Backstop Participants reflect full exercise of Purchase Options. However, PAR’s 4,750,000 backstop shares are split evenly between voting and non-voting
•	Voting interests only pertain to common shares with voting interest assigned. No other form of shares have voting interests, nor are there any shares that have a disproportionate voting interest in relation to the underlying share held by a shareholder at transaction close.

As illustrated above, the majority voting interest in any scenario does not transfer to former AIA shareholders upon consummation of the transaction. These shareholders receive all of their consideration in the form of non-voting shares. The Company does not anticipate that either end of the redemption spectrum will be realized when evaluating voting interests and we assume that the more likely scenario will reflect the redemption of approximately 50% of the maximum number of GEAC shares that can be redeemed. In that scenario Row 44 would have the largest minority voting interest in the new company. Consequently, the Company viewed this as positive evidence that Row 44 should be the accounting acquirer.

Another fact considered was that the composition of officers of the newly combined company will be derived primarily of existing Row 44 executives. The expected officers will be John LaValle (Principal Executive Officer), Dave Davis (CFO), and Mike Pigott (Secretary and General Counsel). No officers of the newly combined company will come from GEAC or AIA. This is positive evidence that would indicate that Row 44 should be viewed as the accounting acquirer.

The Company will be headquartered in the greater Los Angeles area, current headquarters of Row 44, which further supports the conclusion of Row 44 as the accounting acquirer.

Assistant Director Larry Spirgel

December 18, 2012

According to ASC 805-10, “The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.” In this Business Combination, GEAC paid a premium over the market value of AIA’s shares prior to the public announcement of the AIA Stock Purchase Agreement, which indicates that AIA is not the accounting acquirer.

We also considered the composition of the Board of Directors once the Business Combination was consummated. For the Staff’s reference, the Board of Directors will be composed of two GEAC representatives, who will be considered independent post transaction close under Nasdaq listing rules (Harry Sloan and Jeff Sagansky), one AIA representative (Louis Belanger-Martin), two Row 44 representatives (Ed Shapiro and John LaValle), and two independent members who were not party to the Board’s of Row 44, AIA, or GEAC (Jeff Epstein and Jeff Leddy). Ed Shapiro was deemed a member of Row 44 in the Company’s analysis as he is expected to resign from the Board of AIA upon consummation of the Business Combination and he is currently chairman of the Row 44 Board of Directors. The proposed composition of the Board of Directors does not result in the ability of any of the former companies being able to appoint, elect, or remove a majority of the Board of Directors of the newly combined company nor do any of the newly appointed Board Members from Row 44, GEAC or AIA have a voting majority in the newly combined company. The composition of the Board does not contradict the conclusion that Row 44 is the accounting acquirer.

In regards to your specific comments, the Company has considered each as part of its analysis to determine the accounting acquirer. The Company’s responses are as follows:

•	Previous to the merger AIA owned approximately 13% of the ownership of Row 44.

In the voting interest calculation noted previously, the GEAC shares received by AIA for its 13% ownership interest in Row 44 have been excluded as such shares will be owned by a majority subsidiary of GEAC and pursuant to ASC 810-10-45-5 eliminated in consolidation.

•	Row 44 has significantly less assets, equity, and operations than AIA.

As described above in the Company’s description of valuation based on size, the Company concluded the most appropriate comparison of relative size was fair value.

•	Row 44 received a going concern explanatory opinion in the report of the independent registered public accounting firm, which could affect the assessment of its enterprise value.

Assistant Director Larry Spirgel

December 18, 2012

The going concern would not exist for Row 44 subsequent to the business combination as it would have sufficient cash to fund operations. Please refer to the Company’s description of valuation based on size above.

•	Row 44 was not originally a party to the transaction discussions between AIA and GEAC.

As noted in the “Background of the Business Combination” GEAC initially negotiated an acquisition with AIA but negotiations faltered once it was determined that a deal with AIA in and by itself would not be beneficial for GEAC shareholders as alone it did not have the desired size and growth potential. Subsequently, Row 44 was identified and a term sheet was agreed to on August 15, 2012 by GEAC and Row 44. After the anchor acquisition target (Row 44) was established, GEAC identified AIA as a complementary business that would create synergies and added them to the Business Combination on September 25, 2012. Though it is not an explicit indication that Row 44 is the accounting acquirer, its value is perceived to be greater by GEAC than AIA.

Based on this analysis of the Business Combination and ASC 805-10, the Company determined that Row 44 had the preponderance of evidence in its favor and is deemed to be the accounting acquirer.

Exclusive Jurisdiction, page 103

44.	We note your disclosure that your certificate of incorporation provides that the Court of Chancery in the State of Delaware will be the exclusive forum for certain proceedings, including derivative actions bought on behalf of the company. Please disclose that although you have included a choice of forum clause in your certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 107 of the Amended Proxy that although the Company has included a choice of forum clause in its certificate of incorporation, it is possible that a court could rule that such a provision is inapplicable or unenforceable.

Conditions to Row 44’s Obligations, page 117

45.	We note your disclosure that it is a condition to closing that you have not redeemed more than 12,661,667 public shares, but on page 18 you disclose that it is a condition to closing that not more than 15,036,667 shares are redeemed. Please reconcile.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Amended Proxy to provide that it is a condition to closing that the Company has not redeemed and is not obligated to redeem more than 15,036,667 public shares.

Assistant Director Larry Spirgel

December 18, 2012

Service Revenue, page 167

46.	We note that you have arrangements based upon fee per boarded passenger and those based upon actual users. Expand your disclosures to discuss which are more prevalent and include more details about the pricing and payments of each of the types of arrangements.

Response: In response to the Staff’s comment, the Company has provided expanded disclosure on page 170 of the Amended Proxy to discuss the prevalence of arrangements based upon fee per boarded passenger versus those based upon actual users, and to provide details about the pricing and payments of each of the types of arrangements.

Deferred Revenue, page 168

47.	Expand your discussion of deferred revenue to describe in more detail the terms of the transactions which result in the receipt of prepayments from customers.

Response: In response to the Staff’s comment, the Company has provided expanded disclosure on page 171 of the Amended Proxy regarding deferred revenue to describe in more detail the terms of the transactions which result in the receipt of prepayments from customers.

Liquidity and Capital Resources, page 171

Contractual Obligations, page 172

48.	Please provide tabular disclosure of your obligations pursuant to your contracts for satellite transponder space, office space leases and content providers to the extent such agreements contain operating lease or purchase obligations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Row 44 meets the definition of a “smaller reporting company” under Rule 12b-2 of the Securities Exchange Act of 1934, as amended. Pursuant to the scaled disclosure requirements available to smaller reporting companies, and specifically Item 303(d) of Regulation S-K, Row 44 is not required to include tabular disclosure of its contractual obligations within “Row 44 Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Assistant Director Larry Spirgel

December 18, 2012

49.	Provide more details about your contracts for satellite transponder space. Include details of the structure of the contracts, typical payment terms, duration, and renewals.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 174 to discuss the details of Row 44’s contracts for satellite transponder space, including the structure of the contracts, typical payment terms, duration and renewals.

Critical Accounting Policies and Estimates, page 172

50.	Disclose ROW 44’s revenue recognition policies and discuss the significant estimates and assumptions involved. For example, it appears that you may have any multiple deliverable element arrangements since you generate revenue from the sales of services and equipment. If so, please describe your accounting policies for these arrangements.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 175 of the Amended Proxy regarding Row 44’s revenue recognition policies and the significant estimates and assumptions involved.

Critical Accounting Policies and Estimates, page 197

51.	Disclose AIA’s revenue recognition policies and discuss the significant estimates and assumptions involved. For example, provide more details of your revenue arrangements resulting from the commercial relationships disclosed at page 175 and how you generate and bill revenue for each of these activities.

Response: In response to the Staff’s comment, the Company has provide additional disclosure on page 201 of the Amended Proxy regarding AIA’s revenue recognition policies and the significant estimates and assumptions involved.

Assistant Director Larry Spirgel

December 18, 2012

Beneficial Ownership of Securities, page 216

52.	Please identify the natural persons who exercise voting or investment control over the shares held by:

•	GLG Partners LP

•	AQR Capital Management LLC

•	Fir Tree Value Master Fund L.P.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, based on its review of the Schedule 13Gs, as amended, filed by GLG Partners LP, AQR Capital Management LLC, and Fir Tree Value Master Fund L.P., the Company is unable to identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by those security holders.

Assistant Director Larry Spirgel

December 18, 2012

Please contact me at 212-547-5336 if we can provide any information or clarification in connection with this revised submission.

Sincerely,

/s/ Joel L. Rubinstein
Joel L. Rubinstein

JLR/es

cc:	James A. Graf, Chief Financial Officer

Celeste M. Murphy, Legal Branch Chief

Brandon Hill, Attorney Adviser

Terry French, Accountant Branch Chief

Michael Henderson, Staff Accountant